UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 20, 2021, EQONEX Limited issued a press release announcing that its Board of Directors (the “Board”) is engaged in a broad review of the strategic direction of the company. The Board has determined that Richard Byworth, Chief Executive Officer, will step down with immediate effect. Andrew Eldon, Chief Operating Officer has been appointed interim Chief Executive Officer and will be joining the Board. Additionally, the EQONEX Board is engaged in ongoing strategic discussions with third parties including the evaluation of merger or takeover options.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Any forward-looking statements in this report are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: December 20, 2021	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer